Symbols: LVH .TSX Venture Exchange

LVFHF.OTC Bulletin Board

LVH .Berlin Stock Exchange

LAS VEGAS’S SOFTWARE TO POWER BOTH PROJO POKER.COM AND CBS SPORTSLINE.COM’S NEW POKER ARENA.

Vancouver, British Columbia, July 6, 2005 – Las Vegas From Home.com Entertainment Inc. (the “Company” or “LVFH” or “Las Vegas”).

CBS Sports has pacted with ProJo Poker Enterprises to bring the ProJo Poker tournament series to network television. CBS will air eight of the twenty six land based ProJo Poker tournaments, including the finals from Las Vegas and four ProJo Poker Specials: The ProJo Christmas Poker Classic, The US National Team Poker Championships, The US National Amateur Poker Championship and The US “Grand Nationals” Professional Poker Championship.

Additionally, through an exclusive strategic partnership between CBS SportsLine.com and ProJo Poker Enterprises, viewers will be able to play ProJo Poker online totally for free at both ProJoPoker.com and at CBS SportsLine.com’s new Poker Arena, which will launch in August. The new ProJo-CBS SportsLine.com poker arena is being designed as the definitive online destination for everything Poker – news, tournament schedules, on demand video tutorials, etc. Users playing poker on either CBS SportsLine.com or ProJoPoker.com will vie for prizes including cash, trips to major sporting events and a chance to earn a seat at the final table of The ProJo Christmas Poker Classic or other ProJo Poker tournaments. The software enabling the 100% Free Play card room is being provided by the Canadian company Las Vegas From Home.Com Entertainment, Inc., a recognized industry leading developer and provider of state-of-the-art software solutions to the e-gaming industry

The ProJo Poker Tournament Series was geared specifically to the 80 million recreational poker players in the United States who don’t have a true tournament series they can call their own. The series utilizes ProJo Poker’s proprietary tournament format where ranked professional poker players can not play in the tournament’s early stages, only “average Joes” can play – until the top eight “Joe’s” in the tournament are seated at a semi-final table. Each week’s tournament will also have eight invited ranked Poker Pros who will be directly seeded into a “Pro Only” semi final table. The top four finishing Pros will then battle the top four Joe’s at the ProJo Poker final table where, including bounties and bonus, an estimated total of nearly $40 million will be up for grabs over the 26 weeks. Among the regional casinos hosting events on the tour are the Tropicana – Atlantic City and Hollywood Park in California.

The ProJo Poker Tournament series commences this September and is comprised of twenty six regional events commencing in a final championship to be held February 3-4 in Las Vegas during the ProJo Poker Week © in Las Vegas. During ProJo Poker Week, which runs from January 28 through February 4th, the following ProJo tournament events will take place:

January 28-29 US Amateur Poker Championships
January 30-31 US Professional Poker Championships
February 01-02 US Team Poker Championships
February 03-04 ProJo Poker National Championships

ProJo has tapped Jostens, supplier of 25 of the last 38 Super Bowl rings to design and craft rings to be presented to the winners of all final ProJo championship events taking place in Las Vegas.

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For more Information on the Company, please contact us at (604) 681-0204, or visit our Website at www.lvfh.com.

On behalf of the Board of

Las Vegas From Home.com Entertainment Inc.

“Jacob H. Kalpakian”

Jacob H. Kalpakian,

President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

Statements made in this news release that relate to future plans, events or performances are forward-looking statements. Any statement in this release containing words such as “believes,” “plans,” “expects” or “intends” and other statements that are not historical facts are forward-looking, and these statements involve risks and uncertainties and are based on current expectations. Consequently, actual results could differ materially from the expectations expressed in these forward-looking statements.